EXHIBIT 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) at April 30, 2013:

As at April 30, 2013
(In millions of Canadian dollars)
Subordinated Debentures	7,087
Capital Instruments	1,389
Equity
Common Equity
Common Shares	13,904
Retained Earnings	23,566
Accumulated Other Comprehensive Loss	351
Other Reserves	191

Total Common Equity	38,012
Preferred Shares	4,384

Total Equity Attributable to Equity Holders of the Bank	42,396
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,066
Capital Instrument Equity Holders	745

Total Non-controlling Interests	1,811

Total Equity	44,207

Total Capitalization	52,683

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for each of years in the three year period ended October 31, 2010 and in accordance with International Financial Reporting Standards (“IFRS”) for the six month period ended April 30, 2013 and each of the years in the two year period ended October 31, 2012.

	Six Months Ended April 30,	October 31,
	2013(1)	2012(1)	2011(1)	2010(2)	2009(2)	2008(2)
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	6.61	6.85	5.73	4.70	3.00	2.45
Including interest on deposits	1.99	2.05	1.91	1.70	1.44	1.26
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	5.48	5.66	4.76	3.99	2.72	2.33
Including interest on deposits	1.92	1.97	1.84	1.64	1.41	1.25

(1)	Calculated in accordance with IFRS.
(2)	Calculated in accordance with Canadian GAAP.

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.